SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

(Amendment No. 10)

RULE 13e—3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Office Properties Inc.

(Name of the Issuer)

Brookfield Property Partners L.P.
Brookfield Property Split Corp.

Brookfield Office Properties Exchange LP

Brookfield Asset Management Inc.

(Names of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

John Stinebaugh Brookfield Property Group LLC Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281-1023 Telephone: (212) 417-7000	Copy to: Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, NY 10036 Telephone: 212-880-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

Transaction Value*	Amount of Filing Fee**
$5,389,022,174.90	$694,107

*                 Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $19.39, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**          The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

☒ Check the box if any part of the fee is offset as provided by Rule 0—11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid : $453,829

Form or Registration No. : Registration Statement on Form F-4

Filing Party : Brookfield Property Partners L.P.

Date Filed : December 23, 2013

INTRODUCTION

This Rule 13e-3 Amendment No. 10 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (this “Amendment No. 10 to the Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY”), (ii) Brookfield Property Split Corp., a British Columbia, Canada corporation, (ii) Brookfield Office Properties Exchange LP, an Ontario, Canada limited partnership, and (iv) Brookfield Asset Management Inc., an Ontario, Canada corporation (collectively, the “Filing Persons”).

On September 30, 2013, BPY, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP (collectively, the “Offerors”) announced its proposal to acquire Brookfield Office Properties (“BPO”) through a tender offer  for any and all of the issued and outstanding common shares of BPO other than BPO Common Shares held by the Offerors. Each BPO shareholder may elect to receive consideration per BPO common share of either one non-voting limited partnership unit of BPY or $20.34 in cash, subject in each case to pro-ration based on a maximum 186,230,125 BPY limited partnership units and a maximum cash consideration of $1,865,692,297. If sufficient BPO common shares are tendered, BPY intends to acquire any common shares which remain outstanding following the offer through a compulsory acquisition or other statutory transaction on the same basis as the offer.

Concurrently with the filing of this Amendment No. 10 to the Transaction Statement, BPY, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP are filing with the SEC an Amendment No. 5 to the tender offer statement on Schedule 14D-1F, which includes an offer to purchase/prospectus (the “offer to purchase”) including the letter of transmittal and notice of guaranteed delivery of BPY, Brookfield Property Split Corp and Brookfield Office Properties Exchange LP relating to the offer to purchase the common shares of Brookfield Office Properties Inc.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the offer to purchase the information required to be included in response to the items of Schedule 13E-3. The information contained in the offer to purchase, including all annexes and appendices thereto, is incorporated in its entirety herein by reference, and the response to each item in this Transaction Statement are qualified in their entirety by the information in the offer to purchase, the annexes and the appendices thereto.  As of the date hereof, the offer to purchase is in preliminary form and is subject to completion or amendment.

Item 1. Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the offer to purchase under the caption “Summary” is incorporated herein by reference.

Item 2. Subject Company Information (Regulation M-A, Item 1002)

(a) Name and Address. The information set forth in the offer to purchase under the caption “Circular — Brookfield Office Properties Inc. — Overview” is incorporated herein by reference.

(b) Securities. The information set forth in the offer to purchase under the caption “Circular — Brookfield Office Properties Inc. — Authorized and Outstanding Share Capital”  is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the offer to purchase under the caption “Circular — Brookfield Office Properties Inc. — Price Range and Trading Volume” is incorporated herein by reference.

(d) Dividends. The information set forth in the offer to purchase under the caption “Circular — Dividends and Dividend Policy”  is incorporated herein by reference.

(e) Prior Public Offerings. There have been no public offerings of BPO common shares made by any of the Filing Persons during the past three years.

(d) Prior Stock Purchases. The information set forth in the offer to purchase under the caption “Circular — Previous Purchases and Sales” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons (Regulation M-A, Item 1003)

(a) Name and Address. The information set forth in the offer to purchase under the caption “Annex E — Important Information Regarding the BPY Filing Persons” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Annex E — Important Information Regarding the BPY Filing Persons” is incorporated herein by reference.

“Circular — Brookfield Property Partners L.P.”

“Circular — Brookfield Property Split Corp.”

“Circular — Brookfield Office Properties Exchange LP”

“Circular — Brookfield Office Properties Inc.”

(c) Business and Background of Natural Persons. The information set forth in the offer to purchase under the caption “Annex E — Important Information Regarding the BPY Filing Persons” is incorporated herein by reference.

Item 4. Terms of the Transaction (Regulation M-A, Item 1004)

(a) Material Terms. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Summary”

“The Offer”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Circular — Acquisition of BPO Common Shares Not Deposited under the Offer”

“Circular — Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO”

“Circular — Certain Canadian Federal Income Tax Considerations”

“Circular — Material United States Federal Income Tax Consequences”

“Circular — Comparison of Rights”

(c) Different Terms. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Summary”

“Special Factors”

“Circular — Description of Exchange LP Units”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Circular — Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO”

“Circular — Benefits from the Offer”

(d) Appraisal Rights. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Dissenters’ Rights; Rule 13E-3”

“Circular — Acquisition of BPO Common Shares Not Deposited under the Offer”

“Annex F — Compulsory and Compelled Acquisition Provisions of Section 206 of the CBCA”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Circular — Brookfield Property Partners L.P.”

“Circular — Brookfield Office Properties Exchange LP”

“Circular — Description of Exchange LP Units”

“Annex A — Information Concerning Brookfield Property Partners L.P. — Share Capital; Memorandum and Articles of Association”

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

(a) Transactions. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(b) Significant Corporate Events. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(c) Negotiations or Contacts. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Plans for BPO after the Offer, Certain Effects of the Offer”

“Special Factors — Interests of Certain Persons in the Offer”

“The Offer — BPO Common Shares Not Deposited under the Offer”

“The Offer — Market Purchases”

“The Offer — Other Terms of the Offer”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

“Circular — Acquisition of BPO Common Shares Not Deposited under the Offer”

Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

(b) Use of Securities Acquired. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Purpose and Structure of the Offer; Reasons for the Offer”

“Special Factors — Plans for BPO After the Offer; Certain Effects of the Offer”

(c)(1)-(8) Plans. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Purpose and Structure of the Offer; Reasons for the Offer”

“Special Factors — Plans for BPO After the Offer; Certain Effects of the Offer”

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A, Item 1013)

(a) Purposes. The information set forth in the offer to purchase under the caption “Special Factors — Purpose and Structure of the Offer; Reasons for the Offer” is incorporated herein by reference.

(b) Alternatives. The information set forth in the offer to purchase under the caption “Special Factors — Purpose and Structure of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c) Reasons. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Purpose and Structure of the Offer; Reasons for the Offer”

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Offer”

(d) Effects. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Plans for BPO After the Offer; Certain Effects of the Offer”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

“Special Factors — Conduct of BPO’s Business if the Offer is Not Completed”

“Special Factors — Dissenters’ Rights; Rule 13e-3”

“Circular — Certain Canadian Federal Income Tax Considerations”

“Circular — Material United States Federal Income Tax Consequences”

Item 8. Fairness of the Transaction (Regulation M-A, Item 1014)

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Offer”

“Special Factors — Recommendation of the BPO Board of Directors”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

(c) Approval of Security Holders. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Offer”

“Special Factors — Dissenters’ Rights; Rule 13e-3”

(d) Unaffiliated Representatives. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background of the Offer”

“Special Factors — Recommendation of the BPO Board of Directors”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

(e) Approval of Directors. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Recommendation of the BPO Board of Directors”

(f) Other Offers. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Position of the BPY Filing Persons Regarding the Fairness of the Offer”

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A, Item 1015)

(a) Report, Opinion or Appraisal. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background of the Offer”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background of the Offer”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

(c) Availability of Documents. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

The formal valuation prepared by Morgan Stanley Canada Limited is provided in Annex C to the offer to purchase and is incorporated by reference herein.

Item 10. Source and Amounts of Fund or Other Consideration (Regulation M-A, Item 1007)

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the offer to purchase under the caption “Circular — Source of Offered Consideration” is incorporated herein by reference.

(c) Expenses. The information set forth in the offer to purchase under the caption “Circular — Expenses of the Offer” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company (Regulation M-A, Item 1008)

(a) Securities Ownership. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Circular — Brookfield Property Partners L.P.”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(b) Securities Transactions. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Circular — Brookfield Property Partners L.P.”

“Circular — Previous Purchases and Sales”

“Circular — Commitments to Acquire BPO Common Shares”

“Circular — Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

Item 12. The Solicitation or Recommendation (Regulation M-A, Item 1012)

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Recommendation of the BPO Board of Directors”

“Circular — Agreements Relating to the Offer”

“Circular — Acceptance of the Offer”

(e) Recommendation of Others. The information set forth in the offer to purchase under the caption “Special Factors — Recommendation of the BPO Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements (Regulation M-A, Item 1010)

(a) Financial Information. The audited financial statements set forth in “Annex A — Financial Statements” and the unaudited financial statements set forth in “Annex A — Financial Statements” and “Annex B — Unaudited Financial Statements of Exchange LP” are incorporated by reference herein. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Circular — Summary Selected Historical Consolidated Financial Information of Brookfield Property Partners”

“Circular — Summary Selected Historical Consolidated Financial Information of BPO”

(b) Pro Forma Information. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Circular — Summary Selected Unaudited Pro Forma Consolidated Financial Information”

“Circular — Selected Unaudited Comparative Pro Forma Per Share Information”

“Circular — Consolidated Capitalization of Brookfield Property Partners”

“Annex D — Pro Forma Information”

Item 14. Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A, Item 1009)

(a) Solicitation and Recommendations. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Circular — Expenses of the Offer”

(b) Employees and Corporate Assets. The information set forth in the offer to purchase under the following captions is incorporated herein by reference:

“Special Factors — Background to the Offer”

“Special Factors — Recommendation of the BPO Board of Directors”

“Special Factors — Reports, Opinions, Appraisals and Negotiations”

“Circular — Expenses of the Offer”

Item 15. Additional Information (Regulation M-A, Item 1011)

(b) Other Material Information. The information set forth in the offer to purchase, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A, Item 1016)

(a)(1) The offer to purchase (“offer to purchase”) of BPY, Brookfield Property Split Corp. and Brookfield Office Properties Exchange LP, dated February 11, 2014 (incorporated by reference to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

(a)(2) Press release issued by BPY, dated September 30, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act of 1933 (the “Securities Act”) on September 30, 2013).

(a)(3) Investor presentation by BPY, dated September 30, 2013 (incorporated by reference to BPY’s investor presentation filed with the SEC pursuant to Rule 425 of the Securities Act on September 30, 2013).

(a)(4) Press release issued by BPY, dated November 1, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on November 1, 2013).

(a)(5) Investor presentation by BPY, dated November 1, 2013 (incorporated by reference to BPY’s investor presentation filed with the SEC pursuant to Rule 425 of the Securities Act on November 1, 2013).

(a)(6) Letter to unitholders by BPY, dated November 7, 2013 (incorporated by reference to BPY’s letter to unitholders filed with the SEC pursuant to Rule 425 of the Securities Act on November 7, 2013).

(a)(7) Press release issued by BPY, dated November 7, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on November 7, 2013).

(a)(8) Excerpt from BPY’s third quarter fiscal 2013 earnings conference call, dated November 7, 2013 (incorporated by reference to excerpt from BPY’s third quarter fiscal 2013 earnings conference call filed with the SEC pursuant to Rule 425 of the Securities Act on November 7, 2013).

(a)(9) Press release issued by BPY, dated December 20, 2013 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on December 20, 2013).

(a)(10) Letter of Transmittal (incorporated by reference to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

(a)(11) Notice of Guaranteed Delivery (incorporated by reference to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

(a)(12) Press release issued by BPY, dated February 6, 2014 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on February 6, 2014).

(a)(13) Letter to unitholders by BPY, dated February 6, 2014 (incorporated by reference to BPY’s letter to unitholders filed with the SEC pursuant to Rule 425 of the Securities Act on February 6, 2014).

(a)(14) Letter to shareholders of Brookfield Office Properties Inc. (incorporated by reference to exhibit 99.1 to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

(a)(15) Press release issued by BPY, dated February 12, 2014 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on February 12, 2014).

(a)(16) Corporate profile of Brookfield Property Partners L.P. (incorporated by reference to BPY’s corporate profile filed with the SEC pursuant to Rule 425 of the Securities Act on February 19, 2014).

(a)(17) Shareholder Q&A (incorporated by reference to BPY’s Q&A for Brookfield Office Properties Inc. shareholders filed with the SEC pursuant to Rule 425 of the Securities Act on February 26, 2014).

(a)(18) Press release issued by BPY, dated March 7, 2014 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on March 7, 2014).

(a)(19) Press release issued by BPY, dated March 20, 2014 (incorporated by reference to BPY’s press release filed with the SEC pursuant to Rule 425 of the Securities Act on March 20, 2014).

(a)(20) Notice of Extension, dated March 20, 2014 (incorporated by reference to BPY’s Notice of Extension filed with the SEC pursuant to Rule 425 of the Securities Act on March 20, 2014).

(b)(1) Debt Commitment Letter, dated February 4, 2014, by and among Brookfield Property Partners L.P., The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Citibank N.A., Deutsche Bank AG, HSBC Bank Canada, and Royal Bank of Canada (incorporated by reference to exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form F-4 filed by BPY with the SEC on February 4, 2014).

(b)(2) Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P. and the other borrowers and lenders thereto (incorporated by reference to Exhibit 99.1 to BPY’s Form 6-K filed with the SEC on March 19, 2014).

(c)(1) Valuation of Morgan Stanley Canada Limited (incorporated by reference to Annex C of the offer to purchase).

(c)(2) Draft Valuation of Morgan Stanley Canada Limited, dated December 18, 2013.**

(d)(1) Lock-up Agreement, dated September 29, 2013, by and between BPY and Signature Global Asset Management (incorporated by reference to exhibit 99.7 to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

(d)(2) Lock-up Agreement, dated September 29, 2013, by and between BPY and RBC Global Asset Management Inc. (incorporated by reference to exhibit 99.8 to the tender offer statement on Schedule 14D-1F filed by BPY with the SEC on February 12, 2014).

(f) Compulsory and Compelled Acquisition Provisions of Section 206 of the CBCA (incorporated by reference to Annex F of the offer to purchase).

(g) Not applicable.

**     Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated as of March 20, 2014.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD PROPERTY SPLIT CORP.

By:	/s/ Richard B. Clark
Name: Richard B. Clark
Title: Chief Executive Officer

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, by its general partners, BOP EXCHANGE GP ULC

By:	/s/ Richard B. Clark
Name: Richard B. Clark
Title: Chief Executive Officer

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A. J. Silber
Name: A. J. Silber
Title: VP, Legal Affairs